SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SELLS 10% OF THE DISTRIBUTOR GASNALSA TO NATURGAS ENERGÍA

•	The transaction totaled 9 million euros

Gas Natural and Naturgas Energía today signed an agreement for the purchase of the 10% interest which Gas Natural held in the distributor Gasnalsa, for the amount of 9 million euros.

For Gas Natural, its 10% stake in Gasnalsa is strictly financial in nature, not strategic, so the transaction involved an interesting opportunity from an economic standpoint.

The Provincial Delegation (Diputación Foral) of Alava and the Municipal Council (Ayuntamiento) of Vitoria-Gasteiz also agreed to sell to Naturgas their holdings in Gasnalsa of 20% each, and thus Naturgas Energía will now own 100% of the gas distributor operating in Alava.

The agreement reached between Gas Natural and Naturgas Energía contemplates the same conditions as the agreement concluded by Naturgas with the Municipal Council of Vitoria-Gasteiz and the Diputación Foral of Alava for their respective holdings.

The transaction, as customary for any transaction of this kind, is subject to the prior approval of the Service for the Defense of Competition of the Ministry of the Economy and the National Energy Commission (CNE).

At the end of 2005, Gasnalsa had more than 60,000 customers, a business volume of 27.7 million euros and an ebitda of 8.2 million euros.

Barcelona, September 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: September 8, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer